May 6, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Media General, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

We are hereby submitting on behalf of Media General, Inc. (the “Company”) a Registration Statement on Form S-4 in connection with the Company’s offer to exchange $300,000,000 aggregate principal amount of 11 3/4 % Senior Secured Notes due 2017, for the same aggregate principal amount of substantially identical 11 3/4% Senior Secured Notes due 2017 originally issued by the Company on February 12, 2010 in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended. The required filing fee of $21,390 has been paid.

Should you have any questions or require any additional documents or information please contact me at 804-775-1054 (jsellers@mcguirewoods.com).

Very truly yours,

/s/ Jane Whitt Sellers